Exhibit 99.2

EXTENDICARE INC.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

     NOTICE is hereby given by Extendicare Inc. (the “Company”) that it intends to make a normal course issuer bid (the “Bid”) through the facilities of the Toronto Stock Exchange (the “TSX”). The Company is a company governed by the Canada Business Corporations Act. Its principal office is located at Suite 700, 3000 Steeles Ave. East, Markham, Ontario L3R 9W2. As at November 15, 2002, the Company had 57,175,961 subordinate voting shares (the “Subordinate Voting Shares”), 47,748,122 of which were in the public float, 12,557,092 multiple voting shares (the “Multiple Voting Shares”) and 382,979 Class II Preferred Shares, Series 1 (the “Class II Preferred Shares”), 382,979 of which were in the public float, in the capital of the Company outstanding.

Item 1.   NAME OF ISSUER

     Extendicare Inc.

Item 2.   SHARES SOUGHT

     Subordinate Voting Shares (one vote per share), Multiple Voting Shares (10 votes per share) and Class II Preferred Shares in the capital of the Company. The Multiple Voting Shares are convertible into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share.

     The Company may acquire up to 4,700,000 Subordinate Voting Shares, 620,000 Multiple Voting Shares and 38,200 Class II Preferred Shares pursuant to the Bid, representing just less than 10% of the public float of each of the Subordinate Voting Shares and Class II Preferred Shares, and just less than 5% of the outstanding Multiple Voting Shares, in each case calculated as at November 15, 2002. The Company’s purchase of shares in any 30-day period will not exceed 2% of the respective number of issued and outstanding shares of each class of shares, calculated as at November 15, 2002. All shares purchased under the Bid will be cancelled.

Item 3.   DURATION

     The Bid will commence on November 27, 2002 and will terminate on the earlier of: (i) November 26, 2003; and (ii) the date on which the maximum number of each of the respective shares has been purchased by the Company pursuant to the Bid.

Item 4.   METHOD OF ACQUISITION

     All purchases of shares under the Bid, which will be at the discretion of a Special Committee of the Board of Directors of the Company, will be made on the open market through the facilities of the TSX from time to time. Purchases of and payment for shares will be made by the Company in accordance with the Rules and Policies of the TSX. The price that the Company will pay for shares acquired pursuant to the Bid will be the market price of such shares at the time of acquisition. It is not the Company’s current intention to make purchases of shares (other than by way of an exempt offer) other than by means of open market transactions during the period in which the Bid is outstanding.

Item 5.   CONSIDERATION OFFERED

     The price that the Company will pay for the shares purchased by it under the Bid will be the market price of such shares at the time of acquisition. The funds required to purchase the shares will be provided from the Company’s working capital and from existing lines of credit available to the Company.

     The Company and any vendor of the shares will be required to pay commissions to their respective brokers with respect to the purchase and sale of the shares at such rates as are applicable at the time of such purchase and sale. Except as provided herein, there are no restrictions on the Bid.

Item 6.   REASONS FOR THE NORMAL COURSE ISSUER BID

     The Board of Directors of the Company has authorized the Bid because it believes it is an appropriate use of the Company’s funds to purchase shares when, in the opinion of management, the value of such shares exceeds their trading price. Such purchases are expected to benefit shareholders who continue to hold shares by increasing the value of their equity interest in the Company.

Item 7.   VALUATIONS

     Neither the Company nor any of its directors or officers is aware, after reasonable enquiry, of any independent appraisal or valuation or material non-independent appraisal or valuation of the Company, its material assets or its securities, prepared for or requested by the Company within the two-year period preceding the date of this notice.

Item 8.   PREVIOUS PURCHASES

     The Company has not made any purchases of its Class II Preferred Shares in the past 12 months.

     As of November 15, 2002, the Company has purchased 1,438,500 Subordinate Voting Shares at an average cost of $4.80 per share and 232,700 Multiple Voting Shares at an average cost of $5.12 per share under a normal course issuer bid made through the facilities of the TSX that commenced on November 27, 2001. This bid expires on November 26, 2002.

Item 9.   PERSONS ACTING JOINTLY OR IN CONCERT WITH THE ISSUER

     No party is acting jointly or in concert with the Company with respect to the Bid.

Item 10.   ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

     Except as disclosed below, to the Company’s knowledge, after reasonable enquiry, none of the directors or senior officers of the Company, any associate of any such persons, any person acting jointly or in concert with the Company or any person holding 10% or more of any class of equity securities of the Company currently intends to sell Subordinate Voting Shares, Multiple Voting Shares or Class II Preferred Shares during the term of the Bid.

     Kingfield Investments Limited, of which all of the outstanding voting shares are held directly by H. Michael Burns, Deputy Chairman of the Company, has filed with the Ontario Securities Commission a Notice of Intention to Distribute Securities Pursuant to Subsection 72(7) of the Securities Act (Ontario). As a result, Kingfield Investments Limited may sell Multiple Voting Shares during the course of the Bid. In addition, in response to the Company’s enquiries, certain other shareholders, including institutional shareholders, have indicated that, depending on market conditions, they may choose to dispose of some or all of their shares by selling such shares in the market during the term of the Bid.

     Since all purchases of shares by the Company under the Bid will be made in the open market, the Company may not be in a position to know in advance the identity of persons from whom it will purchase shares. As a result, if any of those persons or companies referred to in the first paragraph choose to dispose of some or all of their shares by selling such shares in the market during the currency of the Bid, it may be that some or all of the shares so sold will be purchased by the Company.

     There is, however, no arrangement whereby the Company will accord any preference in respect of shares held by any such persons or companies nor is there any benefit, direct or indirect, to any such persons or companies which will not be equally available to any other shareholder who sells (or retains) shares. The Company has no contracts, arrangements or understandings, formal or informal, with any of its securityholders or any other person or company in relation to the proposed purchases.

Item 11.   BENEFITS FROM THE NORMAL COURSE ISSUER BID

     The direct or indirect benefits to any person or company referred to in Item 10 would be the same as the benefits to any other shareholder who sells, or does not sell, shares.

Item 12.   MATERIAL CHANGES IN THE AFFAIRS OF THE ISSUER

     There are no material changes or present plans or proposals for material changes in the affairs of the Company, other than as disclosed in this notice or as previously disclosed to the public.

Item 13.   CERTIFICATE

     The purchase of Subordinate Voting Shares, Multiple Voting Shares and Class II Preferred Shares in accordance with the terms set out in this notice has been authorized by the Board of Directors of the Company. Information contained in this notice is complete and accurate and is in compliance with Part 6 of the Rules and Policies of the TSX. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

     The undersigned has been duly authorized by the Board of Directors of the Company to so certify.

     DATED as of the 22nd day of November 2002.

By:	/s/ Mel Rhinelander

Mel Rhinelander
President and Chief Executive Officer